EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at July 31, 2017:

As at July 31, 2017
(in millions of Canadian dollars)
Subordinated Debentures	7,376
Equity
Common Equity
Common Shares	15,584
Retained Earnings	37,092
Accumulated Other Comprehensive Income	566
Other Reserves	123

Total Common Equity	53,365
Preferred Shares	3,019

Total Equity Attributable to Equity Holders of the Bank	56,384
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,534

Total Equity	57,918

Total Capitalization	65,294

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the nine month period ended July 31, 2017 and each of the years in the five year period ended July 31, 2017.

	Nine month ended July 31	October 31,
	2017	2016	2015	2014	2013	2012

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	9.43	8.18	7.90	8.52	7.42	7.43
Including interest on deposits	2.12	2.12	2.18	2.21	2.01	2.03
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.26	7.22	7.07	7.29	6.03	6.02
Including interest on deposits	2.08	2.07	2.14	2.15	1.94	1.96

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.